AIR LIQUIDE™


07021017

RECEIVED
2007 FEB 13 P 12:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SERVICE ACTIONNAIRES

75, QUAI D'ORSAY
75321 PARIS CEDEX 07
☎ : 01.40.62.55.55
Fax : 01.40.62.54.65
N° vert : 0 800 16 61 79
http://www.airliquide.com
e-mail : actionnaires@airliquide.com

Mr. Elliot STAFFIN
U.S. Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop Room 36-28
100 F Street, N.E.
Washington, DC 20549

By DHL

RE: L'Air Liquide S.A. (SEC File No. 82-5224)
Rule 12g3-2(b) Exemption

SUPPL

Ladies and Gentlemen:

We make reference to Paragraph II of our letter to the Securities and Exchange Commission dated August 8, 2006.

In accordance with Subparagraph (1)(iv) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, please find attached our annual update of said Annex A.

Please acknowledge receipt of the enclosed materials by date-stamping the enclosed copy of this letter and returning it in the self-addressed stamped envelope provided.

If you have any questions or require any further information in respect of the enclosed materials, please contact the undersigned at 33 1 40 62 52 63. Correspondence by fascmile may be directed to the undersigned at 33 1 40 62 54 65.

Very truly yours,

PROCESSED

FEB 16 2007

THOMSON FINANCIAL

L'AIR LIQUIDE S.A.

By: ____________________________ Paris, February 9th, 2007
Name: Bruno de La Villarmois
Title: Responsable Service Actionnaires

Encl.: Annex A

dlw 2/16

Annex A

January 2007

Information to be Provided on an Ongoing Basis

Information required to be made public, distributed to shareholders or filed with EURONEXT PARIS (the "Exchange") (where such information is to be made public thereby).

1. Document: **Offering Circular with respect to Public Offering of Financial Instruments of the Issuer or, in some cases, Brief Informational Memorandum in the event an Exemption from such Filing is applicable.**

Date Required: The offering circular must be submitted to the Autorité des Marchés Financiers ("AMF") prior to the public offering and issuance of new common stock which will be listed on a regulated market or the public offering of other financial instruments, except if an exemption is applicable. The document forms part of the prospectus required to be filed with the AMF in advance of the public offering of financial instruments of the issuer. If an exemption from filing a prospectus with the AMF is applicable, the issuer may nonetheless be required, in certain cases, to file only a brief informational memorandum regarding the proposed transaction.

Information Required: The offering circular must provide the following information: (a) the terms and conditions of the capital increase and the corresponding issuance of new shares (subscription period, number of shares, issuance, price, beneficiaries, payment of the subscription price, characteristics of the newly issued shares), or the terms of the public offering of other financial instruments; and (b) general information regarding the issuer, its activity, its financial condition, its corporate and management bodies, its statutory auditors, the recent trends of the business of the issuer and the issuer's prospects for the future.

Source: AMF General Rules, Sec. 212-1 et seq.

2. Document: **Annual Report/Reference Document/Annual Financial Report.**

Date Required: The document is submitted to the AMF and constitutes part of the prospectus to be filed by an issuer prior to the offering of financial instruments of the issuer.

Source: AMF General Rules, Sec. 212-1 et seq.
National Assembly of France: Article L 232-23 of the Commercial Code; Government of France: Article 139 of Decree of March 23, 1967; Articles 294 through 299-2 of the Decree of March 23, 1967.
Code Monétaire et Financier : Article L451-1-2.

The document includes the management's annual report to Shareholders approved by the Board of Directors and the Financial Statements prepared by the Board of Directors and approved by the Ordinary Shareholders' Meeting.(as well as numerous other documents such as an affidavit from the Statutory Auditors and the manager responsible for the preparation and review of the financial statements, and general information on the issuer, its activity, employees, assets and liabilities, financial condition, share capital, financial results, management, recent business trends and prospects for the future). The document also includes all the information required from the Annual Financial Report to be published pursuant to the *Code Monétaire et Financier.*

As of the date of the notice of a Shareholders' Meeting and for at least 15 days prior to the scheduled meeting, any shareholder of an issuer listed on the Exchange may request to examine at the registered offices of such issuer the annual report of the issuer which has been prepared by management and approved by the Board of Directors, and which will be considered at the Shareholders' Meeting.

The annual report and the final annual financial statements must also be filed with the Clerk of the Commercial Court within one month following the approval of the financial statements by the Ordinary Shareholders' Meeting.

Periodic and consolidated financial information is required to be published in the BALO. Quarterly revenue information, including information on the consolidated revenues of the issuer, must be published within 45 days following the end of the quarter; audited six month financial statements and consolidated financial statements must be published within four months following the end of the six month period; and annual financial statements, consolidated financial statements, if available, and a proposal for the allocation of issuer profits must be published within four months of the close of the fiscal year. The annual financial statements approved by shareholders and the statutory auditor, the consolidated financial statements, and the shareholders' decision regarding the allocation of issuer profits must be published within 45 days following the Ordinary Shareholders' Meeting at which the statements were approved. If such statements have not been amended since their publication

		prior to such meeting, the issuer is required to publish only a notice referencing the previous publication of the statements.
	Information Required:	A copy of the relevant Annual Report.
3.	**Document:**	**Semi-annual Financial Report.**
	Date Required:	Has to be sent to the AMF within two months from the end of the first semester of each accounting year.
	Information Required:	Summary accounts for the first semester and semi-annual management report.
	Source:	*Code Monétaire et Financier* Article L451-1-2.
4.	**Document:**	**Offering Circular with respect to Stock Repurchase by Issuer.**
	Date Required:	The document must be submitted to the AMF prior to the realization of the repurchase of shares listed on a regulated market by the issuer
	Information Required:	The document must provide information relating to following subjects: the date of the shareholders meeting having authorised the repurchase program; the number of shares held directly or indirectly by the issuer in its share capital; the purpose(s) of the repurchase program; the allocation by purposes of the shares already held by the issuer; the number of shares which the issuer contemplates buying back and the maximum purchase price; the schedule of the repurchase program.
	Source:	AMF General Rules Sec. 241-1 et seq.
5.	**Document:**	**Statements of stock buy-back**
	Date Required:	Statements of share repurchase must be sent to the AMF within 7 stock-exchange days from the transaction.
	Information Required:	Number and price of the shares repurchased.

	Source:	Commercial Code Article L225-209; AMF General Rules Sec. 241-4.
6.	**Document:**	**Statements of share capital variation**
	Date Required:	Statements must be sent to the AMF once per month, unless no variation is recorded.
	Information Required:	Number of the shares and voting rights making up the share capital.
	Source:	Commercial Code Article L233-8; AMF General Rules Sec. 222-12.
7.	**Document:**	**Euronext Notices**
	Date Required:	Request for the listing or delisting of their securities by listed issuers must be sent to Euronext Paris SA each time new securities have to be admitted on the Exchange. The requests and corresponding decisions of admission (or radiation) are published by Euronext.
	Information Required:	Number and origin of the securities to be newly admitted on the Exchange.
	Source:	Euronext Rules.
8.	**Document:**	**Amendment to Bylaws of the Issuer.**
	Date Required:	An amendment to the bylaws of the issuer must be filed with the Clerk of the Commercial Court within one month of the Extraordinary Shareholders' Meeting approving the amendment, which amendment is made available to the public thereby. At the same time, a short press release concerning the amendment must be published in a newspaper located in the "départememt" in which the issuer is incorporated.
	Information Required:	A copy of the bylaws as amended.
	Source:	Government of France: Article 49 of the Decree of May 30, 1984.

FILE NO. 82-5224

9. **Document:** **Notice of Shareholders' Meeting: Agenda and Draft Resolutions.**

Date Required: Thirty days prior to the next planned Shareholders' Meeting, companies listed on the Exchange must publish in the BALO a notice of shareholders' meeting including the text of resolutions which are to be submitted for shareholders' approval during the meeting. The AMF must receive a draft of the resolutions to be published in the BALO a few days in advance of their publication. At the same time as the BALO publication, a short press release must be published in a newspaper located in the "département" in which the issuer is incorporated.

An issuer whose shares comprise only registered shares may forego publication of the proposed resolutions in the BALO and simply distribute a notice of shareholders' meeting directly to all registered Shareholders.

Information Required: The notice must include the agenda of the meeting, the resolutions proposed to be approved by shareholders, and instructions for shareholders to vote by proxy.

Sources: Government of France: Articles 124 and 130 of the Decree of March 23, 1967.

10. **Document:** **Resolutions of Ordinary and Extraordinary Shareholders' Meetings:**

On various occasions, resolutions of a Shareholders' Meeting must be filed with the Clerk of the Commercial Court within one month following the Shareholders' Meeting which resolutions are made available to the public thereby.

Information Required: A copy of the resolutions.

Source: Government of France: Article 49 et seq. of the Decree of May 30, 1984.

11. **Document:** **Minutes of the Board of Directors of the Company Relating to the Appointment of Directors or Managers, or Authorizing the Issuance of New Common Shares or the Offering of Certain other Securities entitling to shares.**

Date Required: Minutes of a meeting of the Board of Directors relating to the appointment of directors or managers of the issuer must be filed with the Clerk of the Commercial Court within one month of the relevant meeting of the Board of Directors, which minutes are made available to the public thereby.

Minutes of a meeting of the Board of Directors of an issuer deciding an increase in share capital or an offering of certain other securities must be filed with the Clerk of the Commercial Court within one month of the relevant meeting of the Board of Directors, which minutes are made available to the public thereby.

Information Required: A copy of the minutes of Board of Directors.

Source: Government of France: Articles 51 and 52 of the Decree of May 30, 1984.

12. Document: Information which would Affect Market Price or Rights of Shareholders.

Date Required: As soon as possible, companies listed on the Exchange must make public any fact, which if known, would have a significant impact on the market price of a financial instrument or the rights of the holders of such financial instrument. The AMF must receive this information as of the date it is made public.

Information Required: Such information must be made public in a release or statement generally made through the press. For example, an issuer may disclose audited annual and six-month financial statements and quarterly revenue information by press release.

Source: AMF General Rules, Sec. 222-1 et seq.

13. Document: Declaration of threshold crossing / Declaration of Intent.

Date Required: An issuer must make a declaration with the AMF within five trading days of acquiring or disposing of securities resulting in such entity holding an interest equal to or greater than, or less than, 5%, 10%, 15%, 20%, 25% 1/3, 50%, 2/3, 90% or 95% of the voting share capital of another listed company.
A declaration of intent must be submitted to the AMF within 10

FILE NO. 82-5224

	trading days following the acquisition of greater than 10% or 20% of the voting share capital of a listed company.
Information Required:	The declaration of threshold-crossing must state the number of shares and voting rights held by the issuer in the third party company. The Declaration of Intent must state whether, for a period of 12 months and with respect to the voting share capital of the target listed company, the acquiror (a) is acting alone or as a member of a group with a common plan or purpose, (b) intends to cease acquiring shares of the target listed company or to continue acquiring shares in such company, and (c) intends to control the target listed company or appoint one or more directors to the board of directors of such company.
Source:	National Assembly of France: Article L-233-7 of the New Commercial Code; AMF General Rules, Sec. 222-12.

14. Document:	**Shareholders Letters**
Date Required:	None (voluntary publication).
Information Required:	None (voluntary publication). General information sent to the shareholders.
Source:	None (voluntary publication).